UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3) *

                        Vitro Diagnostics, Inc. ("VODG")
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    928501303
                                 --------------
                                 (CUSIP Number)



          David J. Babiarz, Esq., Overton, Babiarz & Associates, P.C.,
                      7720 E. Belleview Avenue, Suite 200,
                       Greenwood Village, Colorado 80111,
                                 (303) 779-5900
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                February 13, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box _____.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     928501303
              ---------

1      Name of Reporting Person

       James R. Musick and The James R. Musick Trust

2      Check the Appropriate Box if a Member of a Group     a [ ]     b [X]



3      SEC USE ONLY


4      Source of Funds

          PF

5      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)    [ ]



6      Citizenship or Place of Organization

       United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7      Sole Voting Power:         1,519,828

8      Shared Voting Power:       --00--

9      Sole Dispositive Power:    1,519,828

10     Shared Dispositive Power:  --00--

11     Aggregate Amount Beneficially Owned by Each Reporting Person: 1,519,828

12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13     Percent of Class Represented by Amount in Row (11):  16.81%

14     Type of Reporting Person

       James R. Musick:  IN               The James R. Musick Trust:  OO

Item 1:  SECURITY AND ISSUER

     This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share, of Vitro Diagnostics, Inc. (hereinafter the "Company"), whose principal place of business is located at 12635 E. Montview Blvd., Aurora, Colorado 80010.


Item 2:  IDENTITY AND BACKGROUND

          a. This statement on Schedule 13D is being filed jointly by The James R. Musick Trust ("Trust") and James R. Musick ("Musick"), who is the trustee of the Trust. The Trust and Musick are referred to herein as the Reporting Person.

          b.   Address: 9238 Black Mountain Drive, Conifer, CO 80433

          c.   Occupation:  The Trust manages the assets of the grantor.  Musick
               is  the   President   and  Chief   Executive   Officer  of  Vitro
               Diagnostics, Inc.

          d. During the past five years, the Reporting Person has not been convicted in any criminal proceeding.

          e. During the past five years, the Reporting Person has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

          f.   Citizenship: United States of America



Item 3:  SOURCE OF FUNDS OR OTHER CONSIDERATION

     Since the filing of Amendment No. 2 to Schedule 13D by Musick, he has acquired 200,000 shares of Common Stock of the Company in a private transaction. The funds used to purchase the stock were the personal funds of Musick.


Item 4:  PURPOSE OF TRANSACTION

          Mr. Musick acquired securities of the Company for purposes of investment.

          a.   Mr. Musick will continuously evaluate his holdings in the Company
               and  make  additional   acquisitions  or  dispositions,   in  his
               discretion.

          f. Mr. Musick has no other plans to make material changes in the Company's business or corporate structure, or similar actions.

Item 5:  INTEREST IN SECURITIES OF THE ISSUER

          a. As of the date of the filing of this Amendment No. 3, the Reporting Person is deemed to beneficially own 1,519,828 shares of Common Stock of the Company. The Reporting Person owns 455,141 shares directly; and 1,032,839 shares indirectly through The James R. Musick Trust. The Reporting Person has the option to acquire 31,848 additional shares exercisable at a price of $.625 per share until June 7, 2009. The Reporting Person's beneficial ownership represents 16.81% of the issued and outstanding Common Stock of the Company as of the date of this Schedule.

          b. Mr. Musick is the sole trustee of The James R. Musick Trust and, therefore, has the sole power to vote and has sole dispositive right with regard to the 1,519,828 shares of Common Stock.

          c. Other than the transaction described in Item 3 above, the Reporting Person has not effected any transaction in securities of the Company in the last 60 days.

          d.   Not applicable.

          e.   Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.


Item 7:  MATERIAL TO BE FILED AS EXHIBITS

         There is no material required to be filed as exhibits to this Schedule.




                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D/A is true, correct and complete.




/s/ James R. Musick                                        Date: March 12, 2002
-------------------                                              --------------
James R. Musick


The James R. Musick Trust

/s/ James R. Musick                                        Date: March 12, 2002
---------------------------------                                --------------
By:  The James R. Musick, Trustee



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